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			UNITED STATES			OMB Number:		3235-0058
			SECURITIES AND EXCHANGE COMMISSION			Expires		February 28, 2022
			Washington, D.C. 20549			Estimated average burden
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SEC File Number
			FORM 12b-25			000-55825

			NOTIFICATION OF LATE FILING			CUSIP Number
94114L109

(check one):	[X]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[ ]	Form 10-Q
	[ ]	Form 10-D	[ ]	Form N-CEN	[ ]	Form N-CSR

	For Period Ended:		December 31, 2019

	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions Before Preparing Form.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Water Now, Inc
Full Name of Registrant

Former Name if Applicable

5000 South Freeway, Suite 110
Address of Principal Executive Office (Street and Number)

Fort Worth, TX 76115
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
[X]		Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David King		817		900-9184
	(Name)		(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
					Yes	[X]	No	[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
					Yes	[ ]	No	[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2019, as due on May 14, 2020. The delay is the result of the changing of the Registrant's auditor and unavailability of personnel to facilitate the preparation of the financial statements due to work limitations resulting from the COVID-19 virus.

Water Now, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	Date:	May 13, 2020		/s/	David King
				By:	David King
				Title:	Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).